UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SCOLR Pharma, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

67060V107

(CUSIP Number)

December 31, 2006

(Date of Event Which Requiring Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67060V107	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Archer-Daniels-Midland Company I.R.S. Identification No. 41-0129150		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐		
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,292,692	
	6	SHARED VOTING POWER 0	
	7	SOLE DISPOSITIVE POWER 1,292,692	
	8	SHARED DISPOSITIVE POWER 0	
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,292,692		
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.399% based on 38,030,699 shares outstanding		
12	TYPE OF REPORTING PERSON* CO		

Item 1.

    (a) Name of Issuer: SCOLR Pharma, Inc.

    (b) Address of Issuer's Principal Executive Offices: 3625 132nd Avenue S.E., Bellevue, Washington 98006.

Item 2.

    (a) Name of Person Filing: Archer-Daniels-Midland Company.

    (b) Address of Principal Business Office or, if none, Residence: 4666 Faries Parkway, P.O. Box 1470, Decatur, IL 62525.

    (c) Citizenship: Delaware, USA.

    (d) Title of Class of Securities: Common Stock.

    (e) CUSIP Number: 67060V107.

Item 3. **If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:**

Not applicable.

Item 4. **Ownership.**

    (a) Amount Beneficially Owned: 1,292,692 shares of common stock.

    (b) Percent of Class: 3.399% based on 38,030,699 shares outstanding.

    (c) Number of shares as to which such person has:

       (i) Sole power to vote or to direct the vote: 1,292,692

      (ii) Shared power to vote or to direct the vote: 0

      (iii) Sole power to dispose or to direct the disposition of: 1,292,692

      (iv) Shared power to dispose or to direct the disposition of: 0

Item 5. **Ownership of Five Percent or Less of a Class.**
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6. **Ownership of More than Five Percent on Behalf of Another Person.**
Not applicable.

Item 7. **Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.**
Not applicable.

Item 8. **Identification and Classification of Members of the Group.**
Not applicable.

Item 9. **Notice of Dissolution of Group.**
Not applicable.

Item 10. **Certification.**
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2007
_____
Date
/s/ D.J. Smith
_____
Signature
D.J. Smith/Executive Vice President,
Secretary and General Counsel
_____
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, *provided, however*, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (*See* 18 U.S.C. 1001)